

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2015

Via E-mail
Mr. Ken Kovie
President
Upholstery International, Inc.
8005 W. 183rd Street, Suite E
Tinley Park, IL 60423

> **Re: Upholstery International, Inc.**
> **Amendment No. 9 to Registration Statement on Form S-1**
> **Filed January 20, 2015**
> **File No. 333-195209**

Dear Mr. Kovie:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 of our prior letter and your revised disclosure. Based on your disclosure that to your knowledge five of the 42 investors were accredited investors it would appear that your offering does not qualify for reliance on Rule 506(b). As you note, Rule 506(b) allows for sale of securities to an unlimited number of accredited investors and 35 other investors. The information you have provided indicates that 37 of your investors are not accredited. As such, please revise your registration statement to include risk factor disclosure and a recent developments section to discuss the consequences of your potential Section 5 violation, including whether you should reflect the proceeds of the "private" placement as a contingent liability on your balance sheet.

2.   In response to comment 2 of our prior letter, we note that you have identified your selling shareholders as underwriters but have not fixed the price of your offering for the duration of the offering. Please amend your registration statement to fix the offering price of the shares for the duration of the offering, including after the shares become quoted on the OTC Markets.

3.   We note your responses to comments 6 and 11. Please file the signed credit facility agreement with Continental Capital Advance, Inc. as an exhibit.

Unaudited Consolidated Financial Statements for the Nine Month Periods Ended September 30, 2014 and 2013

Note 5 – Notes Payable, page F-18

4.   We note your response to comment 6 regarding the $85,800 loan payable. Please update your disclosure regarding the relationship with the creditor and the repayment status of the loan due on January 7, 2015.

5.   Please explain why there was a discount of $27,590 between the credit facility amount of $85,800 and the net proceeds received of $58,210.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity, pages 28 -29

6.   We note your responses to comments 6 and 11. Please update your discussion to include the $85,800 of borrowings received in July and September 2014, including the business purpose, use of proceeds, supplier relationship, and maturity date.

Executive Compensation, page 31

7.   Please revise your narrative disclosure to update the dates covered by your Summary Compensation Table and your Outstanding Equity Awards at Fiscal Year-End.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Ben Skjold, Esq.
        Daniel Gallagher